UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 1-K/A

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

Property Income Trust, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10731

Delaware	81-0782438
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

2407 Columbia Pike
Suite 200
Arlington, Virginia	22204
(Address of principal executive offices)	(Zip Code)

(703) 920-2200
Registrant’s telephone number, including area code

Series A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II

Caution Regarding Forward-Looking Statements

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.”

In this Annual Report, we make forward-looking statements. For example, the statement “We believe long-term trends favor secondary and tertiary cities” is a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe long-term trends favor secondary and tertiary cities” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things we talk about in the “Risks of Investing” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by law.

Given The Risks And Uncertainties, Please Do Not Place Undue Reliance

On Any Forward-Looking Statements.

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Our Business

Overview

Property Income Trust LLC, which we refer to as the “Company,” was formed to acquire, improve the cash flow of and hold (own) single- and multi-tenant office (including but not limited to medical office), retail and/or industrial properties located in strong secondary and tertiary U.S. markets (i.e., outside of the largest U.S. cities) that have favorable long-term economic and demographic trends in addition to favorable local real estate investment conditions. Our goal is to assemble a portfolio of real estate assets capable of generating relatively consistent funds from operations, which permits us to make stable distributions to Investors and grow those distributions over time while taking on below-average risk.

Regulation A Offering

The Company is currently offering to the public limited liability company interests denominated as Series A Investor Shares pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular dated March 13, 2018, as it may be updated and amended from time to time (the “Offering Circular”). The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company.

The Offering began on March 28, 2018. As of December 31, 2018, the Company had not sold any Series A Investor Shares. As of March 26, 2019 the Company had sold $555,995 of Series A Investor Shares. We refer to the purchasers of Series A Investor Shares as “Investors.”

Formation and Ownership

The Company was formed in Delaware on December 8, 2015 pursuant to the Delaware Limited Liability Company Act. A copy of the Company’s Certificate of Formation is attached as Exhibit 1A-2A.

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The Company is owned by PIT Manager LLC, which we refer to as the “Manager,” and by Investors The following diagram illustrates the ownership of the Company:

Investment Strategy

Target Real Estate Portfolio

We expect to purchase approximately 30-50 properties at a total price of approximately $120 - $140 million, although it is important to note that these are our estimates as of this time only and may change depending upon many factors, including, among other things, the availability of properties that meet our investment criteria, and our ability to close transactions on commercially acceptable terms. We intend to acquire properties ranging in value from $500,000 to $10 million, with a target average of $3.0 - $5.0 million per property, although there is no explicit minimum or maximum limit on the purchase price we might pay in any given transaction. Likewise, we might acquire only one property, or a portfolio of properties, in a single transaction. We will generally employ a third-party property management firm to manage the properties we acquire, and expect to pay the third-party property manager between 2.0% and 6.0% of gross collected rental income from each property for these services based on local market norms.

To achieve our investment objectives, we will use our best efforts to:

●	Review thousands of properties in all 50 states and U.S. Territories to identify attractive investment opportunities;

●	Diversify our investments geographically, by lease expirations, and among different industries and tenants;

●	Focus on recession resistant businesses (including, but not limited to, service oriented retail, medical, discount retailers, and quick service restaurants);

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●	Invest with a long-term hold strategy thereby driving down the transaction costs that are associated with buying and selling real estate;

●	Invest in existing properties that have strong operating track records and are in desirable physical condition or that can be improved easily;

●	Focus on traditional real estate fundamentals, including, but not limited to, current rent verses market rent, replacement cost, traffic counts, population demographic trends, investment/infrastructure trends, therefore not relying purely on tenant credit or speculation of future appreciation; and

●	Analyze the financial strength of potential tenants, and augment leases with personal guarantees or other credit enhancements where necessary.

Investment Process and Guidelines

Our acquisition team expects to review over approximately 2,400 properties per year nationwide. Of those 2,400, we expect to acquire approximately 1.0% - 2.0% of the properties we evaluate. The actual number of deals reviewed and acquired may vary widely from the aforementioned numbers as it depends entirely on the state of the real estate sales market nationwide, which has proven to be extremely volatile in the past. Once attractive investment opportunities are identified, the Company’s goal is to work cooperatively with sellers and real estate brokers to move quickly and offer fast closing without financing contingencies, in order to achieve the most attractive purchase prices.

The Company seeks investment opportunities that have, among other things, the following characteristics:

●	Stabilized real estate assets which maximize the number of quality or credit-worthy tenants in the portfolio;

●	Properties with a large percentage of leases that are structured as net leases (or are able to be converted to net leases), whereby the tenant, in addition to paying rent, pays most or all of the property expenses (e.g., common area maintenance (CAM), general maintenance costs, property taxes, insurance, etc.) that would otherwise have to be paid by the property owner. However, some leases will be gross leases, where property owner (the Company or an affiliate) pays all operating expenses; and

●	Properties that have strong operating track records and/or are newly constructed, and/or those that are purchased below the cost to replace the property.

We plan to be a long-term cash flow investor and will therefore hold properties in our portfolio for at least 10 years, although in many cases we may hold a property for much longer or slightly shorter period depending on the particular market conditions.

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Additionally, we intend to create a diversified portfolio so that, once we have raised the maximum of $50 million sought in this Offering and that capital has been deployed, the following will likely be achieved:

●	No more than 30% of the Company’s portfolio is invested in any single property (measured by the equity invested in that single property as compared to total value of the Company’s portfolio);

●	No more than 30% of the Company’s portfolio is leased to any one tenant (measured by the amount of rent paid by a single tenant as compared to total rent collected across the Company’s portfolio); and

●	No more than 50% of the Company’s properties are located in a single city (measured by the amount of rent paid by assets in a single city as compared to total rent collected across the Company’s portfolio).

This strategy of diversification is intended to benefit our Investors by helping to reduce the risk that the portfolio’s overall returns will be substantially harmed by losses arising from any:

●	Single tenant;

●	Single property;

●	Single geographic market; or

●	Single asset type.

We also plan to identify investment opportunities in less-competitive real estate environments, such as through smaller real estate brokerage groups, partnership disputes, “off market” or “quietly marketed” transactions, bankruptcy sales, bank-owned properties and other distressed sales, and failed sales or re-marketed deals that we view as undervalued or underappreciated by the market. We may on occasion enter into joint ventures with other real estate professionals for certain properties, although we would seek to maintain a majority equity interest or having other control rights in such a case.

Long-Term Investment Focus

Real estate is an extremely illiquid investment, and as in most other types of investing the long-term holder generally wins out over those who try to time the market buying and selling more frequently. We believe wealth is built over time by patient investors, not by short-term speculators. This is true of the real estate family offices the Sponsor has worked with in the past who invest for generations. Accordingly, we have adopted a long-term investment horizon. The major benefits of long-term investment come from many things including beneficial tax treatment to long-term investments and significantly lower transaction costs when compared to a short term or flipping strategy, to name a few.

“Even 10 years is too short a time period for outstanding businesses.” – Warren Buffett

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The Company is structured as “evergreen”, meaning that it has no explicit end date or liquidation event. We plan to purchase properties that have strong long-term growth prospects, coupled with excellent short-term income opportunities relative to the amount of risk involved. We plan to hold each property in our portfolio for at least 10 years, although in many cases we may hold a property for a longer or shorter time depending on a variety of factors affecting the particular market for that property. Our investment’s depreciation benefit should also allow a larger portion of cash distributions to Investors to be tax deferred.

Consistent with this focus, we also plan to utilize long-term leases in connection with the properties we acquire. When possible, we intend to purchase in place leases or structure new leases as net leases, with built in contractual rent increases, helping to protect the portfolio against inflation and providing opportunities for growth in cash flow and valuation. In a net lease, the tenant pays rent to the landlord, while also assuming most or all obligations for common area maintenance (CAM), general property maintenance, property taxes, insurance, etc. Such leases can be structured for a variety of industries, including retail, specialty office, medical, industrial, and warehouse. The building and/or location are usually integral to the tenants’ operations, and thus cannot easily be moved or replicated. Net leases tend to have long terms – typically 5 to 10 years – with options for the tenant to extend the lease beyond the initial term. The length of lease term and ability to achieve a net lease structure will depend on prevailing real estate market conditions.

Target Geographic Markets

We plan to target all 50 U.S. States and U.S. Territories for property acquisitions in order to diversify the portfolio of properties we acquire. We will typically look for properties outside of the six largest and most expensive major U.S. markets (New York, Los Angeles, Washington, D.C., Boston, Miami, and San Francisco). We will seek to identify secondary and tertiary U.S. cities that have favorable long-term economic and demographic growth trends, in addition to favorable local real estate investment conditions. The target conditions for cities we invest in include:

●	Metropolitan statistical area (MSA) or combined statistical area (CSA) with populations of 50,000 or more;

●	Diverse employment opportunities, ideally also those locations that contain higher educational centers (colleges and universities), research facilities, technology hubs, and/or strong regional medical centers; and

●	A population with positive 6-year or longer growth trends on average.

Conversely, we will avoid markets that rely heavily on a single industry or employer for employment, such as towns built solely around the “fracking” (natural gas) industry.

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Why Invest in Medical Properties?

●	Long-term demographic trends, including an aging population that is living longer and higher medical spending per capita, favor the healthcare industry.

●	Medical professionals are typically less likely to change locations than other office users, because of the substantial capital investments required in facilities and equipment, making them attractive long-term tenants.

●	Predictable returns due to long-term nature of leases and tenant responsibility for most operating costs.

●	Consolidation within the industry means there are mostly large hospital systems guaranteeing the leases not small individual tenants with no credit.

●	Opportunity for growth in cash flow and valuation due to contractual rent increases.

●	Contractual rent increases can provide a hedge against inflation.

●	Ability to access attractive debt financing due to predictable cash flow.

●	Safeguard against possible cyclicality in consumer spending, such as that associated with discretionary retail.

●	The Affordable Care Act is expected to increase medical spending among consumers nationwide.

●	Depreciation of property and improvements allows for a delay in taxes paid on much of the Investor distributions until property is sold in the future.

Why Invest in Retail Properties?

●	Retail centers are evolving towards more service-oriented offerings (e.g., restaurants, hair salons, walk-in medical clinics, etc.) that are difficult or impossible to outsource online at this time.

●	Predictable cash flow due to the long-term nature of retail leases and tenant responsibility for most operating costs help to protect from inflation.

●	Retail properties often have the best locations in a market, located near high traffic areas, close to where the majority of the population lives, and usually have great visibility. These factors are important for retail success but also for other types of tenants such as medical users as well.

●	Opportunity for growth in cash flow and valuation due to contractual rent increases.

●	Ability to access attractive debt financing due to predictable cash flow.

●	Contractual rent increases are typical and also help provide a hedge against inflation.

●	Access to the increased revenue in times of a growing economy because the U.S. is predominantly a consumer-based economy.

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Property Management

Currently the Company plans to have all Company properties managed by local third-party property managers. Our investment plan to increase diversity in the portfolio will necessitate that Company assets be spread across the country. In this way, it will typically not make economic sense to have a single central company manage all of these assets, as their resources would be spread too thin to cover the whole country.

Furthermore, while many of our tenants will be regional and national there is still a great deal of local market knowledge that we can benefit from by hiring a local property manager. Local third-party property managers allow us to get the best local talent without being married to any one company, therefore if the results of any one company do not perform to our standards the effects on the overall portfolio will be limited. Many third-party property managers also have tenant relationships they can bring to our properties and by spreading our property management work around we too can benefit from all of these tenant connections at different firms. The Sponsor has operated properties this way in the past way with a great deal of success across the country.

The Sponsor and its affiliates have strong investment and property management backgrounds and may manage properties the Company owns in the future; however, this is not currently the plan as mentioned above. At all times when the Manager or an affiliate is the property manager of one of the Company assets, the compensation paid with respect thereto will not to exceed the prevailing compensation amounts that are received generally for such services in the vicinity of that asset.

Leverage

The Company intends to borrow money to buy assets, which is referred to as “leverage.” Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 50-65% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets (i.e., financing up to 65% of the greater of the cost or fair market value of our assets with debt), with a maximum leverage level of 75%. We believe we will have an ability to access attractive debt financing in the form of individual property secured loans and/or a line of credit secured by multiple company assets. We believe we will be able to access attractive debt financing because of the predictable cash flow of the properties we purchase, the quality of many of our tenants, and the fact that in many cases our leases will have built-in contractual rent increases. We also intend to manage the maturities of our debt so that no one loan will harm the overall portfolio’s returns. We may deviate substantially from this target and/or maximum leverage amount until the Company has at least $75 million worth of real estate assets.

The Company will also incur liabilities in the nature of trade debt and tenant improvement allowances with our tenants in the ordinary course of its business. For instance, it is common practice in the industry to provide tenants with funds to improve their spaces in exchange for extra rental/loan payments. The Company does not otherwise intend to make loans to other persons.

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Offices and Employees

The Company’s offices are located at 2407 Columbia Pike, Suite 200, Arlington, VA 22204.

We are externally managed by PIT Manager LLC and neither the Company nor the Manager are expected to have any direct employees for the foreseeable future.

The Company will incur a variety of costs and expenses, including:

●	Fees to our Manager and/or affiliates;

●	Debt service;

●	Property management fees to third parties;

●	The costs of the Offering;

●	Out-of-pocket costs incurred in finding assets, failed pursuit costs (i.e. research and development), evaluating assets, and purchasing assets;

●	Settlement charges, including title, tax, and legal charges;

●	Custodial, administrative, legal, accounting, auditing, record-keeping, appraisal, tax form preparation, compliance and consulting costs and expenses;

●	Investor communications;

●	Insurance premiums;

●	Taxes and fees imposed by governmental entities and regulatory organizations;

●	Bank, broker-dealer and escrow fees; and

●	Other fees not listed here.

LLC Agreement

The Company will be governed by an agreement captioned “Limited Liability Company Agreement” dated December 28, 2016, as it might be amended from time to time. We refer to this agreement as the “LLC Agreement.” A copy of the LLC Agreement is attached as Exhibit 1A-2B.

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Management Discussion

Operating Results

The Company was formed on December 8, 2015. As of December 31, 2018, the Company had not conducted any material business other than in connection with its organization and the preparation of this offering. In particular, the Company had not acquired any real estate.

Liquidity and Capital Resources

The Company is seeking to raise up to $50,000,000 of capital in the Offering by selling Series A Investor Shares to Investors.

As of December 31, 2018, the Company had not sold any Series A Investor Shares. As of March 26, 2019 the Company had sold $555,995 of Series A Investor Shares.

To provide more “liquidity” – meaning cash – we intend to borrow money from banks or other lenders, secured by the assets owned by the Company. Typically, we are able to borrow approximately 65% - 75% of the purchase price of our assets.

As of December 31, 2018, the Company did not have any capital commitments.

We expect to deploy most of the capital we raise in the Offering in buying real estate. Should we need more capital for any reason, we could either sell more Series A Investor Shares or sell other classes of securities. In selling Series A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

We are closely monitoring the impact of rising interest rates on the returns of our future acquisitions. To date, we have not noticed a material expansion in cap rates despite an increase in rates. If this continues it could have a negative impact on the company. To mitigate this we believe firmly in locking in long term debt, generally with a fixed period of ten years. In recent history, investing in retail projects has largely been viewed as one of the more risky asset classes in commercial real estate. However, we have found that strip centers in better markets have been largely insulated from this trend versus big box centers and enclosed malls. While we believe that this will allow us to purchase strong retail properties at elevated cap rates, it is possible that this trend could expand and hurt smaller properties. We firmly believe that well located properties in strong markets will continue to thrive in the long term, despite the negative sentiment surrounding retail.

Other than a possibly change in interests rates and cap rates, we are not aware of any trends, uncertainties, demands, commitments, or events reasonably likely to have a material effect on the Company’s revenues, income from operations, profitability, liquidity, or capital resources,, or that would cause the Company’s reported financial information not necessarily to be indicative of future operating results or financial condition.

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Management

The Manager

Under the LLC Agreement, the Company is managed by PIT Manager LLC, which we refer to as the “Manager.” Our LLC Agreement gives the Manager exclusive control over all aspects of the Company’s business. Other Members of the Company, including owners of Series A Investor Shares, have no right to participate in the management of the Company. For example, our Manager may change the investment objectives of the Company at any time without approval of the owners of Series A Investor Shares.

The Manager is controlled by Mark A. Mascia and Ryan M. Brennan. Thus, they personally control the Company.

Among the responsibilities of the Manager are:

●	Approve and implement our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	Sourcing potential properties, due diligence reviews, acquiring, financing, servicing and managing a diversified portfolio of commercial properties;

●	Enter into leases and service contracts for the properties;

●	Approve and oversee our company debt financing strategies;

●	Investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under our LLC Agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under our LLC Agreement;

●	Monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;

●	Formulate and oversee the implementation of strategies for the administration, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis;

●	Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

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●	Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law;

●	Manage communications with our Investors, including answering phone calls, preparing and sending written and electronic reports and other communications; and

●	Evaluate and approve potential asset dispositions, sales or liquidity transactions.

Management Agreement

The Company and the Manager entered into a contract called a “Management Services Agreement” dated December 28, 2016, which we refer to as the “Management Agreement.” The Management Agreement describes at length and in detail many of the duties of the Manager, and also describes the Manager’s compensation. However, the list of the Manager’s duties and authority in the Management Agreement is not exclusive. Under the broad grant of authority in the LLC Agreement, the Manager could have duties and authority not listed in the Management Agreement.

The Management Agreement is included as Exhibit 1A-6A.

The duties of the Manager include managing our investments, raising money, accounting and administrative services, and managing investor relations. Some of the specific duties of the Manager are:

●	Conducting this Offering

●	Establishing investment guidelines, policies, and procedures

●	Overseeing and conducting due diligence

●	Arranging for financing from banks and other financial institutions

●	Reviewing joint venture opportunities

●	Keeping and maintaining the books and records of the Company

●	Managing the Company’s portfolio of assets

●	Managing the administrative and back-office functions of the Company

●	Collecting, maintaining, and distributing information

●	Determining the improvements to be made to properties owned by the Company

●	Maintaining appropriate technology systems

●	Complying with SEC requirements

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●	Managing distributions and payments to Investors

●	Handling redemption requests from Investors

●	Engaging property managers, contractors, attorneys, accountants, and other third parties

●	Entering into contracts and other agreement

The Management Agreement will remain in effect for as long as the Manager is the manager of the Company under the LLC Agreement.

Directors and Officers

Neither the Company nor the Manager has any employees, although they might in the future.

The executive officers and significant members of our Sponsor and Manager, and their positions and offices, are as follows:

Name	Position	Age
Executive Officers of our Manager
Mark A. Mascia	Chief Executive Officer	37
Ryan M. Brennan	Chief Operations Officer	34
Significant Members of our Manager
Edward C. Peete	Capital Sponsor	57

Business Experience

Mark A. Mascia

Mr. Mascia, age 37, the CEO of Mascia Development, has over 14 years of experience in real estate, and is principally responsible for managing the investment, capital structure, and investor relations activities of Mascia Development.

Mark has recently been featured in The New York Post, NY Real Estate Journal, the Real Deal, and the Cincinnati Business Journal. He has been a guest speaker on panels at numerous industry conferences including IMN’s Crowdfunding for Real Estate, i-Global Real Estate Crowdfunding, NY State Bar Association, and others. Mark has also been a guest on investment podcasts such as “Real Estate Investing for Cash Flow” with Kevin Bupp, “Accredited Income Property Investment Specialists” with Jason Hartman and the “Best Real Estate Investing Advice Ever” with Joe Fairless.

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Prior to forming Mascia Development, Mark was in charge of developing over 2,500 residential units and multiple retail and mixed use properties with a total portfolio value of over $1.6 billion, and was formerly the Vice President at SHVO Development LLC, a multi-national luxury real estate development company. During his tenure at SHVO, Mark added global experience to compliment his domestic real estate proficiency.

Mark also worked at the Manhattan office of Archstone-Smith (a former publicly traded real estate investment trust (REIT)), which in 2012 was acquired by Equity Residential (NYSE: EQR; www.equityapartments.com) and Avalon Bay (NYSE: AVB; www.avalonbay.com). His responsibilities included overseeing acquisition, development, financing and asset management for the New York Tristate area.

Prior to Archstone, Mark worked for Monument Realty, one of the largest office and residential real estate developers in the Washington, DC metro area. At Monument, Mark was directly responsible for the acquisition, development, design, construction, and completion of over 1,500 residential units with over a half billion dollars in financing.

Mark is presently an adjunct professor at New York University‛s Schack Institute of Real Estate (NYU) teaching the Business of Real Estate Investment, including Advanced Real Estate Financial Modeling. Mark has two Masters in Science degrees: one in Real Estate Finance from New York University (NYU) and the other in Information Systems Technology with a concentration in Project Management from George Washington University (GWU). In addition, Mark also has a Bachelor‛s Degree in Business Administration with a dual major in Small Business and Information Systems from GWU. Mark is a Leadership in Energy and Environmental Design Accredited Professional (LEED-AP) as designated by the USGBC and a licensed real estate broker in the states of NY, CT, and MA. He is also the founder of Invenium, Inc. which is a results focused charity working to promote peace by providing educational pathways and medical support to some of the most violent areas in the world “Peace through prosperity.”

Ryan M. Brennan

Mr. Brennan, age 34, the COO of Mascia Development, is responsible for the operations, acquisition and financing of Mascia Development’s projects, and is in charge of due diligence, market research, underwriting, site identification and deal sourcing. His extensive background in acquisitions, construction, and property management provides him the essential skills to lead Mascia Development’s operations, acquisitions and analysis efforts.

Ryan previously worked for Lerner Heidenberg Properties, an owner and developer of retail properties located primarily in New York and New Jersey. During his time at Lerner Heidenberg, Ryan managed a $300 million portfolio of ten shopping centers totaling over one million square feet. While managing the portfolio, Ryan reduced maintenance related expenses by nearly ten percent, interacted with various State and local agencies, handled complex landlord/tenant legal issues, and was directly involved in the major renovation and construction of several shopping centers.

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He also spent time working with The RADCO Companies. During his time at RADCO, he was involved with the then-largest residential project to date in Connecticut; Greenwich Place and Greenwich Oaks. While on-site, Ryan was responsible for ensuring that each unit was delivered on schedule and to project specifications. He also assisted with property management and leasing functions.

Ryan has a Master’s degree from New York University in Real Estate Finance and completed a Bachelor’s degree in Business Management with a finance concentration at the University of Scranton. Ryan is also a licensed real estate sales person in the State of New York.

Edward C. Peete

Mr. Peete, age 57, is the only capital sponsor of the Company’s investment activities. As a successful real estate developer with over 30 years in the industry, Edward brings exceptional knowledge to housing development in urban settings with a particular sensitivity to the detailed management process required to bring a real estate project from inception to completion while skillfully and efficiently navigating local ordinances, community concerns, and the interests of joint investors.

Edward is a partner in the management of the Smith-Peete family portfolio of properties, managed through BM Smith (www.BMSmith.com), a real estate investment and management company founded in 1908 by his grandfather. Edward is presently engaged as Partner of BM Smith. He is also a co-manager of many of the family’s real estate partnerships and trusts.

Prior to his full-time involvement at BM Smith, Mr. Peete pursued a career in real estate development. In 1986, he founded his own development company and served as its President from the inception. The company developed multi-family and mixed-use projects in the Washington DC metro region. Edward has developed and/or achieved land use approval for over 3,000 residential units and most recently built a $150+ million mixed use ground up development. He is the recipient of over 16 real estate awards recognizing the design excellence of his work and has received two “Project of the Year” awards from Multifamily Executive Magazine.

Edward holds a Bachelor degree in Finance, Real Estate and Urban Development from the American University.

Legal Proceedings

Within the last five years, neither the Company nor any executive officer or significant employee of its Manager or Sponsor has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no executive officer or significant employee of the Company’s Manager or Sponsor, no partnership of which any executive officer or significant employee of the Company’s Manager or Sponsor was a general partner, and no corporation or other business association of which any of the foregoing was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

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Compensation of Management

Our Manager and its principals will make money from the Company and its business in four ways:

●	A profit-sharing interest

●	Fees

●	Co-investment

●	Reimbursement of expenses

Profit Share Interest

Under the LLC Agreement, our Manager is entitled to:

●	10% of all distributions of ordinary operating cash flow; and

●	10% of the net proceeds from capital transactions (e.g., a sale or refinancing transaction), after the holders of the Series A Investor Shares have received a full return of their allocable capital.

Summary of Fees

The following summarizes the fees payable to the Manager.

Asset Management Fee	0.125% per month (or approximately 1.5% per year) of the net Offering proceeds (prior to January 1, 2019) or the Company’s Net Asset Value (NAV) (from January 1, 2019, onward)

Property Acquisition Fee	1.5% of the total cost of each asset

Finance Fee	0.50% of the total mortgage or other debt placed on any asset or investment

Broker Fee	1.0% of the total purchase price of each property or investment acquired

Property Disposition Fee	1.0% of the total sale proceeds of each property or investment

Leasing Fee	1 month’s base rent per lease (minimum of $2,500 per lease)

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Asset Management Fee

The Manager will charge the Company a recurring asset management fee equal to 0.125% of the net proceeds of this Offering as of the end of each month until January 1, 2019, and thereafter the fee will be based on our NAV at the end of each prior month (the “Asset Management Fee”). The asset management fee will be approximately 1.5% of the net Offering proceeds annually until January 1, 2019, and thereafter will be approximately 1.5% of our NAV per year.

The Asset Management Fee is intended to compensate the Manager for performing investor relations, property site visits annually or more often as needed, and coordinating with consultants like: property managers, tax consultants, legal advisors, and fund administrators as well as other third parties in order to deliver the projected returns to Investors. This fee does not include any of the actual third-party costs needed to complete these tasks such as property management fees, leasing fees, fund administration fees, fees for preparing and filing tax returns, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Asset Management Fee will depend on (i) how much capital is raised in the Offering, (ii) our Net Asset Value, and (iii) when and how much capital is returned to Investors. Assuming the Company raised and deployed the maximum $50,000,000 from this Offering and utilized portfolio-wide target leverage of 65% (loan-to-cost), the Manager would receive approximately $2,142,857 in Asset Management Fees in the first year of operation.

Property Acquisition Fee

The Manager will be entitled to receive an acquisition fee of 1.5% of the total acquisition cost of each property or investment when it is acquired by the Company, including purchase price, reserves, and all other costs associated with completing the purchase (the “Property Acquisition Fee”).

The Property Acquisition Fee is intended to compensate the Manager for coordinating with third-parties to complete due diligence, purchase and sale negotiations, and other duties needed to purchase property. This fee does not include any of the third-party costs needed to complete these tasks such as legal, appraisal, environmental, title, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Property Acquisition Fee will depend on the cost and quantify of assets the Company acquires, which will in turn depend on how much capital is raised in the Offering and from other sources and how much leverage the Company uses. Assuming the Company raised and deployed the maximum $50,000,000 from this Offering and utilized portfolio-wide target leverage of 65% (loan-to-cost), the Manager would receive approximately $2,142,857 in Property Acquisition Fees in the first year of operation.

Finance Fee

The Manager will be entitled to receive a finance fee of 0.50% of the total debt or mortgage amount placed on any property or investment acquired or already owned (refinance) by the Company including a line of credit issue/expansion, Commercial Mortgaged Backed Securities (CMBS) debt, life insurance company debt, and traditional bank mortgage (the “Finance Fee”).

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The Finance Fee is intended to compensate the Manager for coordinating with third-parties to complete bidding out debt to multiple possible lenders, comparing possible loan terms, negotiating term sheets from possible lenders, reviewing and negotiating the loan documents, and other tasks necessary to conduct loan closings. This fee does not include any of the third-party costs needed to complete these tasks such as legal, appraisal, environmental, title and other costs. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Finance Fee will depend on the total amount of debt the Company places on its properties. Assuming the Company raised and deployed the maximum $50,000,000 from this Offering and utilized portfolio-wide target leverage of 65% (loan-to-cost), the Manager would receive approximately $464,286 in Finance Fees in the first year of operation.

Broker Fee

The Manager will be entitled to receive a Company-paid real estate brokerage fee of 1.0% of the total purchase price of each property or investment acquired by the Company (the “Broker Fee”). The Manager or affiliates will be entitled to receive a real estate brokerage fee of up to an additional 2.0% of the total purchase price of each property or investment acquired by the Company that is paid by the seller of the property acquired by the Company (the “Seller Paid Broker Fee”). In the event that the actual Seller Paid Broker Fee received by the Manager (or an affiliate) from the seller exceeds 2.0% of the total purchase price, then the Manager will give a credit to the Company against the Property Acquisition Fee to the extent of such difference thereby lowering the total fee paid by the Company to Manager. This is a way of giving a beneficial credit to the Company for the amount of commission paid by the seller of a property.

The Broker Fee and Seller Paid Broker Fee are intended to compensate the Manager for searching for, identifying, underwriting, traveling to, and making offers on properties or investments suitable for purchase by the Company. This fee does not include any of the third-party costs needed to complete these tasks such as marketing, advertising, signage, broker of record, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Broker Fee and Seller Paid Broker Fee will depend on the cost and quantity of assets the Company acquires (which will in turn depend on how much capital is raised in the Offering and from other sources and how much leverage the Company uses), as well as the amount of Seller Paid Broker Fees. Assuming the Company raised and deployed the maximum $50,000,000 from this Offering and utilized portfolio-wide target leverage of 65% (loan-to-cost), and assuming a 2.0% Seller Paid Broker Fee in each acquisition, the Manager would receive approximately $1,428,571 in Broker Fees and $2,857,142 in Seller Paid Broker Fees in the first year of operation.

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Property Disposition Fee

The Manager will be entitled to receive a Company paid disposition fee of 1.0% of the total sale price of each property or investment being sold by the Company (the “Property Disposition Fee”).

The Property Disposition Fee is compensation for the Manager to search for potential buyers, assist in the preparation of marketing materials including video and photos, verify potential buyer’s ability to purchase, negotiate purchase and sale contract, prepare due diligence for buyer, coordinate mortgage payoff, coordinate 1031 tax deferred exchange if needed, and coordinate closing of sale with all necessary third-parties, and other duties not listed here. This fee does not include any of the third-party costs needed to complete these tasks such as legal, title, tax, photographer, videographer, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Property Disposition Fee will depend on the proceeds we receive from the sale of assets. We cannot make a reasonable estimate at this time.

Leasing Fee

The Manager will be entitled to receive a Company paid leasing fee equal to one month’s base rent under the lease, with a minimum of $2,500 per lease, upon the signing/execution of any lease with any new tenant or upon the renewal of any current tenant at any property or investment owned by the Company (the “Leasing Fee”).

The Leasing Fee is intended to compensate the Manager for locating potential tenants, assisting in the preparation of marketing materials including video and photos, verifying potential tenants’ ability to pay rent, negotiating leases, coordinating tenant build-outs, coordinating with leasing brokers on tenant pitches and showings, and other duties. This fee does not include any of the third-party costs associated with leasing activities such as legal, marketing, photographer, videographer, advertising, leasing broker, signage, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Leasing Fee will depend upon the number of leases we enter into and the base rent under each lease. We cannot make a reasonable estimate at this time.

Co-Investment

At this time, our Manager, Sponsor and/or their affiliates intend to purchase, collectively, at least 20% of the total Series A Investor Shares sold. To the extent they purchase Series A Investor Shares, our Manager, Sponsor and their affiliates will be entitled to the same distributions as other owners of Series A Investor Shares.

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Expense Reimbursement

The Manager will be entitled to reimbursement of expenses incurred in connection with the organization of the Company and the Manager, and the preparation and execution of the Offering. Payments for reimbursements relating to organization and Offering expenses will be made in monthly installments up to 0.50% of the aggregate gross proceeds from this Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above in the applicable monthly installment, the excess may be eligible for reimbursement in subsequent months (subject to the overall 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full.

The Manager will also be entitled to reimbursement of any operating expenses of the Company paid by the Manager. However, our Manager (and Sponsor) will generally be responsible for their own employee payroll and overhead expenses.

Method of Accounting

The compensation described in this section will be calculated using the accrual method of accounting.

Exculpation and Indemnification of Manager

The LLC Agreement protects the Manager and its employees and affiliates from lawsuits brought by Investors. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

This limitation on the liability of the Manager and other parties is referred to as “exculpation.”

Notwithstanding the foregoing, no exculpation or indemnification is permitted to the extent such exculpation or indemnification would be inconsistent with the requirements of federal or state securities laws or other applicable law.

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Security Ownership of Management

Under the LLC Agreement, the limited liability company interests of the Company are denominated as 50,000,000 “Investor Shares” and 5,000,000 “Management Shares.” All of the Management Shares are owned by the Manager.

The following table sets forth the beneficial ownership of our Management Shares and Series A Investor Shares as of December 31, 2018 and March 26, 2019. To our knowledge, each person that beneficially owns our Series A Investor Shares has sole voting and disposition power with regard to such shares:

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percent of Class
	12/31/2018	03/26/2019	12/31/2018	03/26/2019
Management Shares
Mascia Development LLC	0	0	0%	0%
PIT Manager LLC (2)	5,000,0000	5,000,0000	100%	100%
Mark A. Mascia	0	0	0%	0%
Ryan M. Brennan	0	0	0%	0%
Edward C. Peete	0	0	0%	0%
Total	5,000,000	5,000,000	100%	100%
Series A Investor Shares
Mascia Development LLC	0	0	0%	0%
PIT Manager LLC (2)	0	0	0%	0%
Mark A. Mascia	0	0	0%	0%
Ryan M. Brennan	0	0	0%	0%
Edward C. Peete	0	0	0%	0%
Unrelated Investors	0	22,239.80	0%	100%
Total	0		0%	100%

(1) Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2) All voting and investment decisions with respect to our Shares that are held by PIT Manager LLC are controlled by Mark A. Mascia and Ryan M. Brennan. No other person or entity controls more than 5.0% of the voting interests of PIT Manager LLC.

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Interest of Management in Certain Transactions

As discussed under “Management – Management Agreement,” the Company has entered into the Management Agreement with the Manager, pursuant to which the Manager provides certain services and is entitled to certain fees.

Otherwise, neither the Manager, the Sponsor, any principal of the Manager or the Sponsor, any person who owns more than 10% of the voting power of the Company, nor any family member of any such person has entered into any significant transaction with the Company since its inception.

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Financial Statements

Property Income Trust LLC

A Delaware Limited Liability Company

Financial Statements and Independent Auditor’s Report

December 31, 2018 and 2017

PROPERTY INCOME TRUST LLC

To the Members of

Property Income Trust LLC

Phoenix, Arizona

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Property Income Trust LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in members’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Property Income Trust LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not yet commenced planned principal operations, has not generated revenues or profits since inception, has limited liquid assets with just $10,168 of cash as of December 31, 2018, and has current liabilities in excess of current assets by $30,968 as of December 31, 2018. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

February 27, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

PROPERTY INCOME TRUST LLC

BALANCE SHEETS

As of December 31, 2018 and 2017

	2018	2017

ASSETS
Current Assets:
Cash and cash equivalents	$10,168	$25
Deferred offering costs	87,273	82,784
Total Current Assets	97,441	82,809

TOTAL ASSETS	$97,441	$82,809

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
Liabilities:
Current Liabilities:
Accounts payable	$-	$6,361
Due to related party	128,409	85,611
Total Liabilities	128,409	91,972

Members’ Equity/(Deficit):
Management Shares, no par, 5,000,000 shares authorized, issued, and outstanding as of December 31, 2018 and 2017	(30,968)	(9,163)
Investor Shares, no par, 50,000,000 shares authorized, zero issued and outstanding as of December 31, 2018 and 2017	-	-
Total Members’ Equity/(Deficit)	(30,968)	(9,163)

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$97,441	$82,809

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PROPERTY INCOME TRUST LLC

STATEMENTS OF OPERATIONS

For the years ended December 31, 2018 and 2017

	2018	2017

Net revenues	$-	$-
Cost of net revenues	-	-
Gross Profit	-	-

Operating Expenses:
Professional fees	11,034	6,149
General and administrative expenses	1,449	-
Total Operating Expenses	12,483	6,149

Loss from operations	(12,483)	(6,149)

Other Expense:
Interest expense - related party	9,322	-
Total Other Expense	9,322	-

Net Loss	$(21,805)	$(6,149)

Weighted-average membership units outstanding
-Basic and Diluted	5,000,000	5,000,000
Net loss per membership unit
-Basic and Diluted	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PROPERTY INCOME TRUST LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)

For the years ended December 31, 2018 and 2017

	Management Shares
	Number of Shares	Amount	Total Members’ Equity/(Deficit)
Balance at January 1, 2017	5,000,000	$(3,014)	$(3,014)
Net Loss		(6,149)	(6,149)
Balance at December 31, 2017	5,000,000	(9,163)	(9,163)
Net Loss		(21,805)	(21,805)
Balance at December 31, 2018	5,000,000	$(30,968)	$(30,968)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PROPERTY INCOME TRUST LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities
Net Loss	$(21,805)	$(6,149)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase)/Decrease in deferred offering costs	(4,489)	(34,138)
Increase/(Decrease) in accounts payable	(6,361)	(4,018)
Net Cash Used in Operating Activities	(32,655)	(44,305)
Cash Flows From Financing Activities
Proceeds from related party	42,798	44,330
Net Cash Provided By Financing Activities	42,798	44,330

Net Change In Cash	10,143	25
Cash at Beginning of Period	25	-
Cash at End of Period	$10,168	$25

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$9,322	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PROPERTY INCOME TRUST LLC

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Property Income Trust LLC (the “Company”), is a limited liability company organized December 8, 2015 under the laws of Delaware. The Company was organized to invest in income generating real estate within the retail, medical office, industrial, and multi-family segments.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated any revenues since inception, has sustained net losses of $21,805 and $6,149 for the years ended December 31, 2018 and 2017, respectively, has limited liquid assets with just $10,168 of cash as of December 31, 2018, and has current liabilities in excess of current assets by $30,968 as of December 31, 2018. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

See accompanying Independent Auditor’s Report

PROPERTY INCOME TRUST LLC

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2018 or 2017.

See accompanying Independent Auditor’s Report

PROPERTY INCOME TRUST LLC

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company intends to commence during 2016 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to members’ equity upon the completion of the offering or to expense if the offering is not completed. Deferred offerings costs of $87,273 and $82,784 are capitalized to the balance sheet as of December 31, 2018 and 2017, respectively.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS’ EQUITY

As discussed in Note 1 the Company was organized on December 8, 2015 and formalized its capitalization in accordance with the Company’s operating agreement dated December 28, 2016 wherein the interests of the Company were denominated by 50,000,000 Investor Shares and 5,000,000 Management Shares. The 5,000,000 Management Shares were authorized, issued, and outstanding as of December 31, 2018 and 2017 and were owned by PIT Manager, LLC (the “Manager”), a related party (Note 5) and the Company’s managing member.

See accompanying Independent Auditor’s Report

PROPERTY INCOME TRUST LLC

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

In addition, and in accordance with an authorizing resolution of the Company dated December 28, 2016, 4,000,000 of the Investor Shares were designated as Series A Investor Shares, of which none were issued or outstanding as of December 31, 2018 and 2017. The resolution provided for rights and preferences which included, but were not limited to i) limiting the voting rights of Investor Shares; ii) distribution allocations of cash flow generated from ordinary operations at 90% to Investor Shares interest and 10% to the Manager Shares interest; iii) capital transactions first apportioned to repay capital contributions, then allocated at the distribution percentages of 90% to Management Shares interest and 10% to Investor Shares interest, and; iv) all distributions to be made at the discretion of the Manager.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

In December 2016 the Company entered into a management services agreement with a related party, PIT Manager, LLC (the “Manager”), to manage the Company under an established fee structure for manager services. No such fees were due or payable as of December 31, 2018 and 2017.

Expenses from inception to December 31, 2018 were paid by a related party individuals and companies on the Company’s behalf. As of December 31, 2018 and 2017, $128,409 and $87,273 remained due to the related parties. Concerning $16,805 of the December 31, 2018 balance, these advances bear no interest and are considered payable on demand. Concerning $111,604 of the December 31, 2018 balance, the Company entered into a line of credit agreement with a related party for up to $150,000 on December 31, 2018. This line of credit agreement has $38,396 of unused and available draws as of December 31, 2018. The line of credit bears interest at 10%, requires monthly payments of interest, and all principal and then outstanding unpaid interest is due and payable on December 31, 2019. The line of credit allows the lender to convert the note, at its sole option, into the Company’s investor shares at the lower of the current offering price or most recent price the Company took outside investment at.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

Exhibits

Exhibit 1A-2A	Certificate of Formation of Property Income Trust LLC*

Exhibit 1A-2B	LLC Agreement of Property Income Trust LLC*

Exhibit 1A-6A	Management Services Agreement*

Exhibit 1A-6E	Investment Agreement*

Exhibit 1A-15.1	Authorizing Resolution*

Exhibit 1A-15.2	Draft of Offering Statement dated January 31, 2017, previously submitted pursuant to Rule 252(d)*

*Filed previously

Page | 25

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Commonwealth of Virginia on May 1, 2019.

PROPERTY INCOME TRUST LLC

By:	PIT Manager, LLC
As Manager

By	/s/ Mark A. Mascia
Mark A. Mascia, Manager

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark A. Mascia
Mark A Mascia, Manager of PIT Manager LLC

May 1, 2019

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